EXHIBIT 99.1

NewsRelease

Coastal GasLink Pipeline Project Receives All Remaining
BC Oil and Gas Commission Construction Permits

VANCOUVER, British Columbia - May 5, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has received the last two of 10 pipeline and facilities permits required from the BC Oil and Gas Commission for the Coastal GasLink Pipeline Project. The project now has approval for construction and operation of the proposed pipeline and related facilities.

“This is a significant regulatory milestone for our project, which is a key component of TransCanada's growth plan that includes more than $13 billion in proposed natural gas pipeline projects which support the emerging liquefied natural gas industry on the British Columbia Coast,” said Russ Girling, TransCanada's president and chief executive officer.
“Acquiring these 10 permits demonstrates our commitment in developing this project to the highest standards of environmental protection while delivering benefits to British Columbians and Canadians for decades to come,” added Girling.
Eight of the permits are related to pipeline construction, while two are for pipeline-related facilities: a natural gas compressor station and meter station in Groundbirch, and a natural gas metering station in Kitimat. Coastal GasLink received an Environmental Assessment Certificate from the B.C. Environmental Assessment Office in October 2014.
The pipeline will connect to the proposed LNG Canada natural gas liquefaction and export facility near Kitimat. A Final Investment Decision by our pipeline customers, the joint venture partners of LNG Canada, is expected in late 2016. If the LNG Canada partners elect to proceed with their project at that time, pipeline construction would begin in 2017.
Each of the OGC permits related to pipeline and facilities construction includes up to 70 conditions which will govern implementation of the project related to:

◦	Ongoing reporting to the regulator

◦	Notification of affected parties during construction

◦	First Nations engagement

◦	Heritage conservation

◦	Stream crossings

◦	Land clearing

◦	Wildlife

◦	Terrain stability

◦	Engineering
To date, the Coastal GasLink team has had over 15,000 interactions and engagements with Aboriginal communities along the proposed pipeline route, and over a third of the 350,000+ hours of fieldwork on the project have been conducted by Aboriginal people. In addition, this modern energy infrastructure project will provide long-term economic benefits for B.C. and Canada. An estimated 32 per cent of this $4.8 billion plus capital project will be spent locally in B.C., with economic benefits including over 2,000 jobs during construction and over $20 million in annual property tax payments. The project has already spent almost $48 million in northern B.C. plus over $2 million in community and Aboriginal investments along the route.

EXHIBIT 99.1

Project details can be found at www.coastalgaslink.com. Follow Coastal GasLink on Twitter at @CoastalGasLink.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,400 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

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403.920.7911 or 800.361.6522